# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pagaya Technologies Ltd., CIK 0001883085
CUSIP: M7S64L123
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 335 Madison Ave, 16th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/30/2025
Amends the filing with accession number 0001140361-23-015380
Filed by CIK 0000936828
Persons authorized to receive notices and communications: Wong Hui Ping, 168 Robinson Road, #37-01 Capital Tower, Singapore, Singapore (U0), 068912, 65 6889 8888

## Reporting persons
- GIC Private Ltd (CIK 0000936828): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 386,834; sole dispositive power 0; shared dispositive power 386,834; aggregate amount beneficially owned 386,834 (0.61% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include an aggregate of 220,000 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, which are not vested and exercisable until June 1, 2026 (when approximately 1/3 are vested and become exercisable), June 1, 2027 (when an additional approximately 1/3 are vested and become exercisable) and June 1, 2028 (when the remaining approximately 1/3 are vested and become exercisable), and an aggregate of approximately 166,834 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, and excludes approximately 9,404 Shares underlying Series E Warrants.
  
  (2) Percent of class represented by amount in Row (11) is based on the sum of (i) 63,055,282 Shares outstanding as of April 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 7, 2025, plus (ii) an aggregate of 220,000 Shares the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, and (iii) an aggregate of approximately 166,834 Shares the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, each of (ii) and (iii) which has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
- GIC Asset Management Pte. Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 386,834; sole dispositive power 0; shared dispositive power 386,834; aggregate amount beneficially owned 386,834 (0.61% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include an aggregate of 220,000 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, which are not vested and exercisable until June 1, 2026 (when approximately 1/3 are vested and become exercisable), June 1, 2027 (when an additional approximately 1/3 are vested and become exercisable) and June 1, 2028 (when the remaining approximately 1/3 are vested and become exercisable), and an aggregate of approximately 166,834 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, and excludes approximately 9,404 Shares underlying Series E Warrants.
  
  (2) Percent of class represented by amount in Row (11) is based on the sum of (i) 63,055,282 Shares outstanding as of April 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 7, 2025, plus (ii) an aggregate of 220,000 Shares the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, and (iii) an aggregate of approximately 166,834 Shares the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, each of (ii) and (iii) which has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
- Radiance Star Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 386,834; sole dispositive power 0; shared dispositive power 386,834; aggregate amount beneficially owned 386,834 (0.61% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include an aggregate of 220,000 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, which are not vested and exercisable until June 1, 2026 (when approximately 1/3 are vested and become exercisable), June 1, 2027 (when an additional approximately 1/3 are vested and become exercisable) and June 1, 2028 (when the remaining approximately 1/3 are vested and become exercisable), and an aggregate of approximately 166,834 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, and excludes approximately 9,404 Shares underlying Series E Warrants.
  
  (2) Percent of class represented by amount in Row (11) is based on the sum of (i) 63,055,282 Shares outstanding as of April 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 7, 2025, plus (ii) an aggregate of 220,000 Shares the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, and (iii) an aggregate of approximately 166,834 Shares the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, each of (ii) and (iii) which has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, no par value
Name of issuer: Pagaya Technologies Ltd.
Address of issuer's principal executive offices: 335 Madison Ave, 16th Floor, New York, New York (NY), 10017
Comment: Explanatory Note: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed by the undersigned to amend and supplement the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on March 31, 2023 (the "Original 13D"), as amended by Amendment No. 1 filed on April 17, 2023 ("Amendment No. 1") and Amendment No. 2 filed on December 23, 2024 ("Amendment No. 2" and, together with the Original 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D"), with respect to the shares of Class A Ordinary Shares, no par value (the "Shares"), of Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by GIC Private Limited ("GIC"), GIC Asset Management Pte. Ltd. ("GAM") and Radiance Star Pte. Ltd. ("Radiance Star", and, together with GIC and GAM, the "Reporting Persons" and each, a "Reporting Person") to report the Shares directly owned by Radiance Star. The name of each of the executive officers and directors of each Reporting Person is set forth on Exhibit 4 hereto and is incorporated by reference herein.
Residence or business address: The principal business address for each Reporting Person is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912. The principal business address of each of the executive officers and directors of each Reporting Person is set forth on Exhibit 4 hereto and is incorporated by reference herein.
Present principal occupation or employment: GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore's foreign reserves. GIC is a private company limited by shares organized under the laws of the Republic of Singapore. GAM is a wholly owned subsidiary of GIC and is the public equity investment arm of GIC. Radiance Star is a company organized under the laws of the Republic of Singapore and shares the power to vote and the power to dispose of Shares held directly by it with GAM. The principal occupation of each of the executive officers and directors of each Reporting Person is set forth on Exhibit 4 hereto and is incorporated by reference herein.
Criminal convictions in the last five years: Each Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Each Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(c) of the Schedule 13D is incorporated by reference herein. The citizenship of each of the executive officers and directors of each Reporting Person is set forth on Exhibit 4 hereto and is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 5(c) of this Amendment No. 3 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a-c, e) of the Schedule 13D is hereby amended and restated as follows:

Calculations of the percentage of Shares beneficially owned are calculated in accordance with Rule 13d-3 and are based on the sum of (i) 63,055,282 Shares outstanding as of April 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 7, 2025, plus (ii) an aggregate of 220,000 Shares the Reporting Persons have the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, and (iii) an aggregate of approximately 166,834 Shares that the Reporting Persons have the right to acquire upon the vesting and exercise of Series D Warrants, each of (ii) and (iii) which has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 3 and are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Radiance Star holds directly (i) 892 unvested Series D Warrants, which represent the right to purchase approximately 166,834 Shares, subject to the vesting terms described in Item 3 of the Original 13D, and (ii) the Radiance Star Class A Warrants, which represent the right to purchase 220,000 Shares, subject to the vesting terms described in Item 3 of Amendment No. 1. Radiance Star also holds directly 50 unvested Series E Warrants, which represent the right to purchase approximately 9,404 Shares, subject to the vesting terms described in Item 3 of the Original 13D which are outside of the Reporting Person's control; such Shares are excluded from the amount of Shares reported as beneficially owned directly by Radiance Star and indirectly by GAM and GIC.

GIC is a fund manager and only has two clients: the Government of Singapore (GoS) and Monetary Authority of Singapore. Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves.

GAM is a wholly owned subsidiary of GIC and is the public equity investment arm of GIC. Radiance Star shares the power to vote and the power to dispose of Shares held directly by it with GAM.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is a member of a group, and each Reporting Person expressly disclaims any assertion or presumption that it and the other persons disclosed in this Schedule 13D constitute a group.
Transactions in the class effected during the past sixty days: Except for the transactions listed in Exhibit 5 of this Amendment No. 3, none of the Reporting Persons and, to the best of their knowledge, none of the executive officers or directors of the Reporting Persons, has effected any transactions in the Shares during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of July 2, 2025, the Reporting Persons ceased to beneficially own more than 5% of the Shares outstanding.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4

Exhibit 5

## Signatures
- GIC Private Ltd: /s/ Wong Hui Ping, Wong Hui Ping/Senior Vice President (07/02/2025)
- GIC Private Ltd: /s/ Chew Hai Jong, Chew Hai Jong/Managing Director (07/02/2025)
- GIC Asset Management Pte. Ltd: /s/ Sensen Lin, Sensen Lin/Managing Director (07/02/2025)
- Radiance Star Pte. Ltd.: /s/ Daniel Loo Wee Poon, Daniel Loo Wee Poon/Managing Director (07/02/2025)